J.P. Galda & Co.

Attorneys-at-Law

40 Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

December 15, 2022

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:	Joseph Ambrogi
Maryse Mills-Apenteng

Re: Western Acquisition Ventures Corp.

Preliminary Proxy Statement on Schedule 14A

Filed on December 7, 2022

Commission File No. 001-41214

Ms. Mills-Apenteng and Mr. Ambrogi:

We are in receipt of the Staff's comment letter dated December 13, 2022 (the "Comment Letter") relating to the above-captioned Preliminary Proxy Statement (the “Proxy Statement”).

We have consulted with the members of the sponsor group and please be advised that with the exception of Alpha Capital Anstalt, all members of the sponsor group are U.S. Persons. Alpha Capital Anstalt is a Liechtenstein entity which is controlled by directors who are nationals of Switzerland and Austria. In the definitive proxy, we will disclose the risk that the initial business combination with Cycurion may be subject to review by a U.S. Government agency (such as CFIUS), and that as a consequence of the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent the Company from completing its initial business combination and require liquidation of the Company. We will also disclose the consequences of liquidation to investors, including those cited in the Comment Letter.

We intend to file the definitive proxy statement with this disclosure on Monday, December 19, 2022 and mail promptly thereafter. In accordance with my phone conversation with Mr. Ambrogi, we do not intend to file revised preliminary proxy materials with the Commission. Please get back to me at your earliest convenience if there is any objection to this course of action.

Kind regards,

J.P. Galda

Very truly yours,

/s/ Joseph P. Galda